UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☑ **Form C-AR/A: Amendment to Annual Report: Additional disclosures under Financial Information section.**
☐ Form C-TR: Termination of Reporting

Name of issuer
Asarasi, Inc.

Legal status of issuer
> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> July 16, 2014

Physical address of issuer
282 Katonah Ave, #112 Katonah, New York 10536

Website of issuer
https://asarasi.com

Current number of employees
1

	Most recent fiscal year-end (December 31, 2020)	**Prior fiscal year-end (December 31, 2019)**
Total Assets	$809,034	$227,938
Cash & Cash Equivalents	$677,021	$56,679
Accounts Receivable	$6,279	$33,514
Short-term Debt	$0	$453,242
Long-term Debt	$181,500	$10,411
Revenues/Sales	$123,922	$184,942
Cost of Goods Sold	$98,184	$127,242
Taxes Paid	$0	$0
Net Income	$(303,528)	$(177,164)

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

April 30, 2021

Form C-AR

Asarasi, Inc.



About this Form C

This Form C-AR (including the cover page and all exhibit(s) attached hereto) (collectively, the "Form C-AR") is being furnished by Asarasi, Inc. ("Asarasi," "Company," "we," "us," and/or "our(s)") for the sole purpose of providing certain information about the Company as required by the Securities Exchange Commission (the "S.E.C.," "Commission," "you," and/or "your"). You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

Asarasi owns the Asarasi brand and sells Asarasi-branded beverage products which are produced from the byproducts of the maple market, maple permeate waters. Asarasi purchases these maple water byproducts and produces sparkling water products and sells these products into the food service, grocery and specialty retail markets.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Asarasi, Inc. is a Delaware Corporation, incorporated/formed on July 16, 2014.

The Company is located at 282 Katonah Ave, #112 Katonah, New York 10536

The Company's website is https://asarasi.com.

The Company conducts business in USA, Japan, UAE and in other OCONUS markets.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and

technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Asarasi, Inc. has a Limited Operating History Upon Which You Can Evaluate Asarasi's Performance, and Accordingly, Asarasi's Prospects Must be Considered in Light of the Risks That Any New Company Encounters

Asarasi is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be evaluated considering the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. Asarasi may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. To achieve Asarasi's near and the long-term goals, Asarasi may need to procure funds in addition to the amount raised in past offerings. There is no guarantee that Asarasi will be able to raise such funds on acceptable terms or at all. If Asarasi is unable to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations may be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a purchaser to lose all or any portion of his or her investment.

Asarasi Relies Upon Other Companies to Provide Goods and Services for its Products and Services

Asarasi depends on suppliers and subcontractors to meet their contractual obligations to its customers and conduct its operations. Asarasi's ability to meet its obligations to its customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of Asarasi's products and services may be adversely impacted if companies to whom we delegate the manufacture of major components or certain services for our products and services, or from whom we acquire such items, do not provide components or services which meet the required specifications and perform to its customers' expectations. Asarasi's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations or regulatory requirements including international requirements. The risk of these adverse effects may be greater in circumstances where Asarasi relies on only one or 2 subcontractors or suppliers for a particular component, product, or service.

Asarasi is Not Subject to Sarbanes-Oxley Regulations and May Lack the Financial Controls and Procedures of Public Companies

Asarasi may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley act of 2002. As a privately held (nonpublic) company, Asarasi is currently not the subject of the Sarbanes-Oxley act, and its financial and disclosure controls and procedures reflect its status as a development stage, nonpublic company. There can be no guarantee that there are no significant deficiencies or material weakness in the quality of Asarasi's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to Asarasi of such compliance could be substantial and could have a material adverse effect on Asarasi's results or operations.

Asarasi May Implement New Lines of Business or New Products or Services Within Existing Lines of Business

As an early-stage Company, Asarasi may implement new lines of business at any time, which creates substantial risks and uncertainties associated with such efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of businesses or new products and services, Asarasi may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. Asarasi may not be successful in introducing new products or services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, Asarasi could lose business, could be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, Asarasi's business, financial condition, or results of operations may be adversely affected.

Asarasi May not be Able to Retain or Hire Key Management and Employees

The success of and ability to implement Asarasi's business plan depends upon the continued contributions of key management. Loss of the services of certain of these individuals would have a material adverse effect. In addition, as Asarasi continues to execute its business plan, it will require hiring additional qualified management and personnel. There is no guarantee that Asarasi will be able to attract such personnel, the failure to do so could result in loss of business or impairment of Asarasi's financial condition.

Asarasi Relies on Third parties to Provide Technology and Merchant Services

Asarasi relies on third parties to provide certain technology and merchant services, which includes web hosting providers, cloud computing providers, and payment processing providers. Disruptions to these third-party services might cause system interruptions, delays, loss of critical data, increased costs, and could diminish Asarasi's reputation and brand.

Intellectual Property Claims

Asarasi does not believe that any of its products or services infringe upon the intellectual property rights of others in any material respect. However, there can be no assurance or guarantee that third parties will not claim infringement with respect to current or future products, services, or activities. Any infringement claim, either with or without merit, could result in substantial costs and diversion of management and financial resources, and it could, therefore, have a material adverse effect on Asarasi's business and operations.

Collection of Customer Data

Asarasi may collect personal information from its customers and other third parties. While Asarasi takes steps to protect this data, there is a risk that the data could become compromised. Additionally, Asarasi may now or in the future become subject to various privacy regulations and laws in the jurisdictions in which it operates now or will operate in the future. Further, Asarasi may rely on third-party companies and service providers to assist with collecting and storing data. This exposes Asarasi to potential risk if those third parties have a potential breach or otherwise violate privacy regulations and laws.

Profitability & Runway

Asarasi does not expect to achieve profitability until after 2021. The Company has sufficient liquid assets to continue operations over the next 12 months.

BUSINESS

Description of the Business
Asarasi, Inc. owns the Asarasi brand and sells Asarasi-branded beverage products which are produced from the byproducts of the maple market, maple permeate waters. Asarasi purchases these maple water byproducts and produces sparkling water products and sells these products into the food service, grocery and specialty retail markets.

Business Plan
Asarasi earns revenue from selling Asarasi products to distributors, direct to large retail grocery store chains and direct to consumers via ecommerce platforms to include Asarasi.com and to consumers via retailer ecommerce sites such as Vitacost.com Asarasi also sells its products internationally. Currently, Asarasi is exporting to Japan, and the United Arab Emirates. Asarasi has held meetings with retail buyers and distributors that conduct business activities following countries: Brazil, Canada, Colombia, El Salvador, Qatar and Mexico.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bottled Sparkling Tree Waters	Maple tree sourced sparkling waters	Large national US distributors, some international distributors, and direct to stores

Competition

The consumer-packaged goods ("CPG") food industry is very competitive. Large CPG companies are struggling to achieve consistent organic sales growth. There has been a marked shift from the large brands to upstart and/or emerging brands, and Asarasi has been able to capitalize on this and the consumer shift to healthier foods. Key competitors in the space are San Pellegrino, owned by Nestle Waters, NA.; Dasani owned by Coca-Cola Company and La Croix, owned by National Beverage Corp. Each of the listed Key Competitors are international giants, and the sparkling water category is dominated by large well positioned industry leaders. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

In the U.S. and in Japan, sales and merchandising activities are conducted through our sales force and/or third-party brokers and distribution partners. Asarasi's products are generally resold to consumers through retail food chains, mass merchandisers, e-commerce and other retail and commercial establishments. Asarasi's primary customers in the U.S. are large, national and regional distributors including KeHE Distributors, LLC, United Natural Foods Inc (UNFI), Salsa God's primary customer in Japan is Pronto Café, a 330 store chain of Italian restaurants with a majority ownership from Suntory Holdings Limited, Japan.

Supply Chain

Asarasi's line of shelf stable beverages is manufactured by one of New England's leading beverage co-pack manufacturers. Asarasi's management believes that this supplier has sufficient spare capacity to continue to act as Asarasi's shelf stable beverage contract manufacturer for the foreseeable future with substantial excess capacity to continue to allow Asarasi to grow. Asarasi also has supply agreements and secure supply chain on the primary maple water ingredient used to produce Asarasi's products across 100+ maple water providers ensuring stability and continuity of the ingredient supply chain.

Intellectual Property

Asarasi owns three registered trademarks. Trademark 5112408 consists of the word "Asarasi," capitalized, centered in blue, contained horizontally within a blue water droplet overlaid on top of a maple tree depicted in varying tones of gray and Trademark 4793188. The mark consists of the wording "ASARASI" and a variation of the Asarasi logo design and Trademark 4798208 Wordmark "Beyond The Tap." Asarasi also owns the web domain Asarasi.com.

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5112408	C 032. US 045 046 048. G & S: Maple water; Seltzer water; Aerated water; Aerated water; Club soda; Soft drinks, namely, sodas. FIRST USE: 20150401. FIRST USE IN COMMERCE: 20150415	**ASARASI**	February 16, 2016	January 3, 2017	USA
4793188	C 032. US 045 046 048. G & S: Water beverages. FIRST USE: 20140301. FIRST USE IN COMMERCE: 20140601	**ASARASI**	July 22, 2014	June 2, 2015	USA
4798208	IC 032. US 045 046 048. G & S: Aerated mineral waters; Aerated water; Aerated water; Bottled artesian water; Bottled drinking water; Bottled water; Carbonated waters; Distilled drinking water; Drinking water; Drinking water with vitamins; Drinking waters; Flavored bottled water; Flavored	**BEYOND THE TAP**	August 14, 2014	June 9, 2015	USA

	enhanced water; Flavored waters; Flavoured mineral water; Flavoured waters; Maple water. FIRST USE: 20140725. FIRST USE IN COMMERCE: 20140812				

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change. Asarasi is in compliance with the rules and regulations promulgated by the U.S. Food and Drug Administration. Asarasi is also not aware of any unique regulatory requirements it faces. The Company has not previously failed to comply with any ongoing reporting requirements.

Litigation

There is no actual litigation to which Asarasi is currently a party, and Asarasi is not aware of any pending litigation against it.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adam N. Lazar	Founder & Chief Executive Officer & Sole Corporate Director	CEO, & Sole Director of Asarasi Inc. 2014 – Present Business development, hiring, accounting, and sales; inception through the current date	MBA Norwich University (2006); BA Management Hartwick College (2004)

Biography of Adam N. Lazar

Adam Lazar has 20 years of expertise in product development and product category management. He has built significant revenue streams within consumer products-based organizations through uniquely positioned product development efforts; bringing innovative tactical, law enforcement, military & consumer goods to untapped and emerging markets. Adam has led the Asarasi business full time since its founding in 2014. Prior to devoting his fulltime efforts to Asarasi, Adam was the Product Development and Category Business Manager for 5.11 Tactical, a global leader in the sporting goods and tactical gear industries. His accomplishments include developing accessories and products to support $20 million in annual revenue within 7 diverse product categories within the 5.11 Tactical Accessories Division. Adam founded and ran a multi-million business unit, the 5.11 Expert Entry Breaching Tools Division supported by the 5.11 Field SWAT Training Division he also created. Adam has invented and patented products for several companies to include: The Revision Military Universal Prescription Lens Carrier which is now worn by ~30% of all uniformed personnel in the US Military for ballistic prescription vision correction. He is also the inventor of Circular Polarized Ballistic Eyewear for 5.11 Tactical. Adam holds an MBA in Management from Norwich University, in Northfield, VT and a BA in Management from Hartwick College in Oneonta, NY. In addition, he has served as an Officer in the US Army National Guard. www.linkedin.com/in/adamnlazar.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is

adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Outstanding	9,239,036
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Will be diluted by securities issued pursuant to Regulation CF upon conversion.

Type of security	Convertible Note
Amount outstanding/Face Value	$150,000.00
Voting Rights	None
Anti-Dilution Rights	If the Company closes a Qualified Financing, then the Note holder may, at its discretion, convert the Note into fully-paid and non-assessable shares of such series and class of Equity Securities issued by the Company in the Qualified Financing on the same terms and conditions as other purchasers of such series and class of Equity Securities in such Qualified Financing, provided that such conversion shall be at a conversion price per share equal to the lowest price per share of such series and class of Equity Securities issued in the Qualified Financing multiplied by the Discount Percentage; together with all rights and preferences no less favorable than those granted to any other purchaser in such series and class of Equity Securities in which the Note has converted, including, but no limited to, anti-dilution rights.
Material Terms	$150,000 convertible note with no automatic conversion, 12% interest rate through December 15, 2020, 6% interest rate from December 16, 2020 through December 31, 2021, 25% discount on conversion, and no valuation cap.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Hypothetical conversion of convertible note totaling $150,000.00 assumes conversion upon qualified financing. Conversion of this convertible note would result in dilution of existing shareholders.

Type of security	Convertible Note
Amount outstanding/Face Value	$100,000.00
Voting Rights	None
Anti-Dilution Rights	If the Company issues Equity Securities in a Qualified Financing, then the outstanding principal balance of the Note, together with accrued but unpaid interest thereon, will automatically convert into Equity Securities at the Conversion Price and on the same terms and conditions as other purchasers of such series and class of Equity Securities in such Qualified Financing; together with all rights and preferences no less favorable than those granted to any other purchaser in such series and class of Equity Securities in which the Note has converted, including, but no limited to, anti-dilution rights.
Material Terms	$100,000 convertible note, automatic conversion upon qualified financing or maturity, 5% interest rate, 10% discount on conversion, and no valuation cap.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Hypothetical conversion of convertible note totaling $100,000.00 assumes conversion upon qualified financing. Conversion of this convertible note would result in dilution of existing shareholders.

Type of security	Crowd Safe Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding/Face Value	$597,950
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Hypothetical conversion of SAFEs totaling $597,950 assumes conversion upon maturity with a valuation of $10,000,000. Conversion of these SAFEs would result in dilution of existing shareholders and potentially further dilution of investors under this offering.

The Company has the following debt outstanding:

Type of debt	Revolving Line of Credit up to $750,000
Amount outstanding	$0.00
Interest Rate and Amortization Schedule	Prime + 2%
Description of Collateral	Inventory and Accounts Receivable
Other Material Terms	NA
Maturity Date	Revolving

Type of debt	Economic Injury Disaster Loan (EDIL)
Amount outstanding	$81,500.00
Interest Rate and Amortization Schedule	3.750%
Description of Collateral	Equipment, Fixtures, Inventory, Accounts
Other Material Terms	NA
Maturity Date	March 26, 2050

Type of debt	Paycheck Protection Program (PPP)
Amount outstanding	$19,417.00
Interest Rate and Amortization Schedule	1.00%
Description of Collateral	None
Other Material Terms	NA
Maturity Date	January 25, 2026*

*The maturity date listed herein is an approximation, based on the date in which the PPP funds were credited to the Company's account.

Ownership
A majority of the Company is owned by Adam N. Lazar, CEO.

Below are the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Adam N. Lazar	6,195,711 shares of Common Stock	89.80 %

FINANCIAL INFORMATION

Financials
Please refer to the financial information listed on the cover page of this Form C-AR, together with the financial information attached as Exhibit A to this Form C-AR.

Operations
Asarasi was incorporated on July 16, 2014 under the laws of the State of Delaware, and is headquartered in Katonah, New York. The Company produces beverages sourced from maple trees and brings these beverages to market under the trade name Asarasi Sparkling Tree Water. The Company raised a net total of $549,730.29, after disbursements, from a Regulation CF fundraising round which closed in 2020. These funds will be used in an on-going manner to procure inventory, for marketing and advertising purposes, trade spending activities, launching an e-commerce platform, logistics and further distribution of the brand in domestic and global markets. The Company will be conducting a pilot distribution program for its products as a result of a debt financing with a global distribution company that occurred in April of 2020.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Cash and cash equivalents from most recent fiscal year-end: $677,021

Accounts receivable from most recent fiscal year-end: $6,279

Liquidity and Capital Resources

The Company has received an investment of $100,000 from Anheuser-Busch on an uncapped convertible note to conduct a pilot providing for distribution of the Asarasi brand in April of 2020. The Company completed a Regulation CF round of financing, originally set to close on August 15, 2020, and extended until September 30, 2020. Subject to the foregoing, Asarasi did not receive any additional outside sources of capital in the year 2020, other than the proceeds from prior combined offerings and the EDIL loan, the PPP loan, and the Revolving Line of Credit as disclosed herein. The Company continues to pursue fundraising opportunities in the year 2021. However, the funds raised in FY2020 are unique to the fiscal year in which said funds were raised. The Company has no expectations as to the success or failure of any fundraising efforts in FY2021. Investors should review the Financials attached as Exhibit A when considering investing in the Company.

Capital Expenditures and Other Obligations

The Company currently does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The Company received a second Paycheck Protection Program loan from the U.S. Small Business Administration in January of 2021. Throughout the first two quarters of 2021, the Company has awarded stock options to certain strategic advisors and brand ambassadors for services rendered pursuant to governing strategic advisor and ambassador agreements. There have been no other material changes in the financial condition of the Company subsequent to December 31, 2020.

Trends and Uncertainties

For trends and uncertainties affecting the Company, please see *Risk Factors*.

Restrictions on Transfers

The common stock issued in a Regulation CF offering may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

I.   To the Company;
II.   To an accredited investor;
III.   As part of an offering registered with the Securities Exchange Commission; or
IV.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

[**Schedule on Following Page**]

Security Type	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$100,000	Conduct a pilot program providing for distribution of the Asarasi brand.	April 2020	Section 4(a)(2) private offering
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)	$597,950	Procurement of inventory, marketing, trade spend, launching e-commerce platform, logistics and further distribution of the brand in Fresh Market, Japan, and the UAE	February 24, 2020	Section 4(a)(6)
Convertible Note	$220,000	Procurement of inventory, marketing, trade spend, launching e-commerce platform, logistics and further distribution of the brand in Fresh Market, Japan, and the UAE	December 4, 2018	Section 4(a)(2) private offering

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Throughout the year 2020, the Company was not a party to any transactions with any Related Persons.

BAD ACTOR DISCLOSURE

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

DocuSigned by:
Adam N. Lazar
C6311834347442D...

(Signature)

Adam North Lazar

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Adam N. Lazar
C6311834347442D...

(Signature)

Adam North Lazar

(Name)

Chief Executive Officer and Sole Director

(Title)

5/4/2021

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financials

I, Adam N. Lazar, Chief Executive Officer of Asarasi, Inc., certify that the financial statements of Asarasi, Inc. for the periods ending December 31, 2020 included in this Form C-AR are true and complete in all material respects.

DocuSigned by:

adam N. Lazar

C6311834347442D...

Signature

Adam N. Lazar
Name

Chief Executive Officer
Title

5/4/2021

Date

ASARASI, INC.

Balance Sheet
(Unaudited)

December 31,		2020
Assets		
Current assets:		
Cash	$	677,021
Accounts receivable, net of allowance for doubtful		
accounts of $4,000 and $8,000		6,701
Inventory (Note 2)		113,311
Prepaid expenses		12,001
Total current assets		809,034
Property and equipment, net of accumulated deprecation of $1,233 and $558		3,459
Deferred income taxes (Note 6)		73,000
	$	885,493
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt (Note 4)	$	240,764
Accounts payable		34,682
Accrued expenses		37,560
Total current liabilities		313,006
Long-term debt (Note 4)		181,500
Stockholders' equity:		
Common stock - par value $.01, authorized 15,000,000 shares,		
issued and outstanding 7,159,247 shares		67,359
Additional paid-in capital (Note 5)		1,552,897
Accumulated deficit		(1,229,269)
Total stockholders' equity		390,987
	$	885,493

ASARASI, INC.

**Statement of Operations
(Unaudited)**

For the year ended December 31,		**2020**
Revenues	$	**123,922**
Cost of sales		**98,184**
Gross profit		**25,738**
Selling, general and administrative expenses		**383,902**
Loss from operations		**(358,164)**
Other income (expense):		
Interest expense		**(22,667)**
Paycheck Protection Program loan forgiveness		**4,303**
		(18,364)
Loss before income taxes		**(376,528)**
Provision for income taxes (benefit)		**(73,000)**
Net loss	$	**(303,528)**

ASARASI, INC.

Statement of Stockholders' Equity (Unaudited)

For the year ended December 31, 2020

	Common Stock		Additional		Total
	Number of Shares Issued	Par Value	Paid-in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
Balance at December 31, 2019	6,808,000	63,950	626,156	(925,741)	(235,635)
Net loss	351,247	3,409	926,741	(303,528)	626,622
Balance at December 31, 2019	**7,159,247** $	**67,359** $	**1,552,897** $	**(1,229,269)** $	**390,987**

ASARASI, INC.

Statement of Cash Flows (Unaudited)

For the year ended December 31,	2020
Operating activities:	
Net loss	$ (303,528)
Adjustments to reconcile net loss to net cash flows	
from operating activities:	
Depreciation	675
Accrued interest expense - long-term debt	22,353
Deferred income taxes	(73,000)
Changes in other operating assets and liabilities:	
Accounts receivable	6,279
Inventory	33,455
Prepaid expenses	(488)
Accounts payable	27,738
Accrued expenses	33,967
Net cash used in operating activities	**(252,549)**
Investing activities:	
Property and equipment expenditures	(4,054)
Financing activities:	
Proceeds from issuance long-term debt	181,500
Repayments of long term debt	(27,505)
Proceeds from issuance of common stock and additional paid in capital	722,950
Net financing activities	**876,945**
Net change in cash	**620,342**
Cash at beginning of period	56,679
Cash at end of period	**$ 677,021**

Prepared by Management

ASARASI, INC.

Supplementary Information
Schedules of Selling, General and Administrative Expenses
(Unaudited)

For the year ended December 31,	2020
Salaries, payroll taxes and benefits	107,324
401k Contribution	20,000
Outside sales commissions	15,262
Marketing and advertising	44,045
Travel, meals and entertainment	13,543
Rent	22,790
Warehouse expenses	33,030
Legal and professional	93,796
Utilities	9,471
Repairs and maintenance	1,169
Bad debts	3,000
Quality control	519
Technology expenses	7,706
Shipping and delivery	876
Insurance	2,299
Miscellaneous	3,095
Office	3,259
Bank fees and finance charges	518
Dues and subscriptions	1,525
Depreciation	675
	$ 383,902

Prepared by Management

ASARASI, INC.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Operations:

Asarasi, Inc. (the Company) harmlessly and sustainably extracts naturally filtered water from living maple trees to create bottled sparkling water. The Company grants credit to wholesale distributors and retail stores throughout the United States.

Basis of Accounting:

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through April 29, 2020. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Cash:

Cash in financial institutions may exceed insured limits at various times during the year and subject the Company to concentrations of credit risk.

Accounts Receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is recorded based on management's assessment of the collectability of individual account balances and historical trends. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance for doubtful accounts and a credit to accounts receivable.

Inventory:

Inventory is stated at the lower of average cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence, and other factors in evaluating net realizable value.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using straight-line and declining balance methods over estimated useful asset lives. Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Revenue Recognition:

The Company generally recognizes revenue as products are shipped to customers. Customer payment is typically due within 60 days of shipment.

Shipping and Handling Charges:

Costs incurred for shipping and handling charges are recognized in cost of sales. Shipping and handling activities that occur after the customer has obtained control of the product are considered fulfillment activities, not performance obligations.

Advertising:

Advertising costs are generally expensed as incurred and amounted to $44,045 in 2020.

Sales Taxes:

Certain jurisdictions impose a sales tax on Company sales to nonexempt customers. The Company collects these taxes from customers and remits the entire amount as required by the applicable law. The Company excludes from revenues and expenses the tax collected and remitted.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise primarily from using different methods of accounting for bad debts and depreciation. Additionally, the Company recognizes future tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has elected to be taxed as a C-Corporation as of January 1, 2020. The Company was previously taxed under the provisions of Subchapter S of the Internal Revenue Code for federal and state income tax purposes. Under those provisions, the Company did not pay corporate income taxes. Instead, the stockholders are liable for income taxes on the Company's taxable income as it affects the stockholders' individual income tax returns. The Company has agreed to make distributions to stockholders to meet individual income tax obligations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Inventory:

	2020
Raw materials	$ 18,763
Finished goods	114,548
	133,311
Less allowance for obsolescence	(20,000)
	$ 113,311

3. Short-term borrowings:

Effective June 28, 2019, the Company has available a $750,000 bank demand working capital revolving line of credit with interest payable at prime plus 2.5%. Availability on the line is based on eligible accounts receivable and inventory as per agreement. The line is secured by virtually all the Company's assets and guaranteed by the majority stockholder. No amounts were outstanding on the line at December 31, 2020.

4. Long-Term Debt

In late 2015, the Company entered into a convertible promissory note agreement totaling $150,000 with a state sponsored corporation. The promissory note accrued interest at 12% per annum through December 16, 2018. The Company renegotiated the interest rate to 6% per annum beginning December 17, 2018. All unpaid principal and accrued interest are payable on December 16, 2021. The promissory note is secured by substantially all assets of the Company. Accrued interest on these notes totaled $79,753 at December 31, 2020.

The note agreement provides for conversion to shares of stock upon the occurrence of a "qualified financing", as defined in the agreement, at the discretion of the holder. Also, in the event the Company undergoes a "change in control", as defined in the agreement, prior to maturity of the notes, the holder has the option to demand payment of an amount equal to two times the outstanding principal amount plus accrued interest.

In December 2018, the Company entered into several unsecured convertible promissory note agreements totaling $220,000, with interest accruing at 6% per annum. Cash proceeds received totaled $60,000 in 2019 and $160,000 in 2018. The amount received in 2018 includes $25,000 from the majority stockholder of Company. All unpaid principal and accrued interest are payable beginning in December 2020 through March 2021. Accrued interest on these notes totaled $12,363 and $0 at December 31, 2019 and 2018, respectively.

The convertible note purchase agreements provide for conversion to shares of stock in a "qualified financing" as defined in the agreement, if it occurs prior to maturity. These shares will convert at 85% of the cash price paid per share in the qualified financing. In the event the notes remain outstanding on the maturity date, any outstanding principal and accrued interest will automatically convert into common stock of the Company.

Various other 2020 convertible note transactions are as follows:

- The Company entered into a convertible promissory note agreement totaling $100,000 with a corporation in 2020.

- The Company repaid a $25,000 convertible note plus accrued interest of $2,505 in 2020.

- The Company converted principal of $185,000 and $22,200 in accrued interest into common stock and additional paid in capital in 2020.

The current portion of all convertible debt including accrued interest totaled $240,764 at December 31, 2020. The long-term portion of convertible debt including accrued interest totaled $100,000 at December 31, 2020.

In June 2020, the Company applied for and received an Economic Injury Disaster Loan from the Small Business Administration of America in the amount of $81,500. The loan is payable over 30 years with interest payable at 3.75% beginning in early 2022.

5. Stockholders' Equity:

In 2020, the Company raised $597,950 through an offering (the "Crowdfunding Offering") of Simple Agreements for Future Equity (SAFEs) and is classified as additional paid in capital. The Crowdfunding Offering was made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or Republic.co.). The Intermediary received a 6% commission fee and 2% of the securities issued in this offering.

Effective September 26, 2016, the Company was awarded $500,000 from the "43North" start-up competition located in Buffalo, New York. Under the terms of the award, the Company issued a warrant to 43North to purchase 5% of the outstanding stock of the Company exercisable at $100 over a period of 10 years. The $500,000 was received in 2017 and is classified as additional paid-in capital; 43North has not exercised the warrant as of the date of these financial statements.

6. Income Taxes:

The Company's effective income tax rate varies from the statutory federal income tax rate primarily as a result of progressive federal tax rates, the 2020 nontaxable forgiveness of the Paycheck Protection Program loan, nondeductible expenses, and net operating loss carryforwards, net of federal tax benefits.

Deferred income taxes on the balance sheet at December 31, 2020 is $73,000.

Realization of the deferred tax asset is dependent on generating sufficient taxable income at the time temporary differences become deductible. If deemed necessary, the Company provides a valuation allowance to the extent that deferred tax assets may not be realized. The amount of any deferred tax asset considered to be realizable could be reduced if estimates of future taxable income are reduced.

7. Leases:

The Company leases office space on a month to month basis. Rent expense totaled $22,790 for the year ended December 31, 2020.

8. Retirement Plan:

The Company sponsors a 401(k) retirement plan covering substantially all employees. Employees may make voluntary salary deferral contributions subject to certain limitations. Additionally, the Company may elect to make discretionary matching or other contributions. The Company made a discretionary contribution of $20,000 for the year ended December 31, 2020.

9. Paycheck Protection Program Loan:

During 2020, the Company received a loan totaling $4,303 from the Small Business Administration (SBA) under the Paycheck Protection Program of the Coronavirus Aid, Relief and Economic Security (CARES) Act, in response to the pandemic described in Note 11. Pursuant to terms, the loan was fully forgiven by the SBA in 2021 based on related eligible expenses incurred in 2020. The full amount has been recorded as other income in the accompanying 2020 statement of income.

10. Commitments & Contingencies:

The Company is not involved with and does not know of any pending or threatened litigation against the Company or its stockholders.

11. Risks and Uncertainties:

On January 31, 2020, the United States Secretary of Health and Human Services (HHS) declared a public health emergency related to the global spread of coronavirus COVID-19, and a pandemic was declared by the World Health Organization in February 2020. Efforts to fight the widespread disease included limiting or closing many businesses and has resulted in a severe disruption of operations for organizations.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on further developments, including the duration and spread of the outbreak, and its impact on customers, employees and vendors all of which cannot be predicted.

ASARASI, INC.

FINANCIAL STATEMENTS WITH
SUPPLEMENTARY INFORMATION
(UNAUDITED)

For the years ended December 31, 2019 and 2018



JBMA Enterprise Corp.
Melora L. Galasso
Certified Public Accountant

Independent Accountant's Review Report

Executive Officers
Asarasi, Inc.

We have reviewed the accompanying financial statements of Asarasi, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2019 and 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 9 to the financial statements, the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Asarasi, Inc. be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Other Matter
The accompanying schedules of selling, general and administrative expenses are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and, do not express an opinion on such information.

M. L. Galasso

Melora L. Galasso
JBMA Enterprise Corp.
Mount Sinai, New York
February 13, 2020

ASARASI, INC.

Balance Sheets (Unaudited)

December 31,	2019	2018
Assets		
Current assets:		
Cash	$ 56,679	$ 127,837
Accounts receivable, net of allowance for doubtful		
accounts of $8,000 and $1,000	12,980	46,494
Inventory (Note 2)	146,766	178,266
Prepaid expenses	11,513	13,593
Total current assets	227,938	366,190
Property and equipment, net of accumulated deprecation of $558 and $526	80	112
	$ 228,018	$ 366,302
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Current portion of long-term debt (Note 4)	$ 442,705	$ -
Accounts payable	6,944	39,709
Accrued expenses	3,593	13,311
Total current liabilities	453,242	53,020
Long-term debt (Note 4)	10,411	371,753
Stockholders' equity:		
Common stock - par value $.01, authorized 7,500,000 shares,		
issued and outstanding 6,808,000 shares	63,950	63,950
Additional paid-in capital (Note 5)	626,156	626,156
Accumulated deficit	(925,741)	(748,577)
Total stockholders' deficit	(235,635)	(58,471)
	$ 228,018	$ 366,302

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these unaudited financial statements.

ASARASI, INC.

**Statements of Operations
(Unaudited)**

For the years ended December 31,		**2019**		2018
Revenues	$	**184,942**	$	148,474
Cost of sales		**127,242**		96,653
Gross profit		**57,700**		51,821
Selling, general and administrative expenses		**213,501**		209,653
Loss from operations		**(155,801)**		(157,832)
Interest expense		**21,363**		23,411
Net loss	$	**(177,164)**	$	(181,243)

ASARASI, INC.

Statements of Stockholders' Equity (Deficit) (Unaudited)

For the years ended December 31, 2019 and 2018

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares Issued	Par Value			
Balance at January 1, 2018	6,808,000 $	63,950 $	626,156 $	(567,334) $	122,772
Net loss	-	-	-	(181,243)	(181,243)
Balance at December 31, 2018	6,808,000	63,950	626,156	(748,577)	(58,471)
Net loss	-	-	-	(177,164)	(177,164)
Balance at December 31, 2019	**6,808,000 $**	**63,950 $**	**626,156 $**	**(925,741) $**	**(235,635)**

ASARASI, INC.

Statements of Cash Flows (Unaudited)

For the years ended December 31,	2019	2018
Operating activities:		
Net loss	$ (177,164)	$ (181,243)
Adjustments to reconcile net loss to net cash flows		
from operating activities:		
Depreciation	32	45
Accrued interest expense - long-term debt	21,363	23,411
Changes in other operating assets and liabilities:		
Accounts receivable	33,514	(25,905)
Inventory	31,500	(26,449)
Prepaid expenses	2,080	1,029
Accounts payable	(32,765)	31,338
Accrued expenses	(9,718)	11,082
Net cash used in operating activities	(131,158)	(166,692)
Financing activities:		
Proceeds from issuance of convertible long-term debt	60,000	160,000
Net change in cash	(71,158)	(6,692)
Cash at beginning of period	127,837	134,529
Cash at end of period	$ 56,679	$ 127,837

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these unaudited financial statements.

ASARASI, INC.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Operations:

Asarasi, Inc. (the Company) harmlessly and sustainably extracts naturally filtered water from living maple trees to create bottled sparkling water. The Company grants credit to wholesale distributors and retail stores throughout the United States.

Basis of Accounting:

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 13, 2020 (the date the financial statements were available to be issued). Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

The Company is offering (the Crowdfunding Offering") in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by August 15, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunding Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or Republic.co.). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

New Accounting Standard Adopted:

In 2019, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (topic 606) using the full retrospective method, and the Company's accounting policies related to revenues were revised accordingly effective January 1, 2018. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those

goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The adoption of the new standard did not impact the Company's recognition of revenue and related accounts.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is recorded based on management's assessment of the collectability of individual account balances and historical trends. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance for doubtful accounts and a credit to accounts receivable.

Inventory:

Inventory is stated at the lower of average cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence, and other factors in evaluating net realizable value.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using straight-line and declining balance methods over estimated useful asset lives. Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Revenue Recognition:

The Company generally recognizes revenue as products are shipped to customers. Customer payment is typically due within 60 days of shipment.

See Independent Accountant's Review Report.   6

Shipping and Handling Charges:

Costs incurred for shipping and handling charges are recognized in cost of sales. Shipping and handling activities that occur after the customer has obtained control of the product are considered fulfillment activities, not performance obligations.

Advertising:

Advertising costs are generally expensed as incurred and amounted to $50,633 and $61,140 in 2019 and 2018, respectively.

Sales Taxes:

Certain jurisdictions impose a sales tax on Company sales to nonexempt customers. The Company collects these taxes from customers and remits the entire amount as required by the applicable law. The Company excludes from revenues and expenses the tax collected and remitted.

Income Taxes:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code for federal and state income tax purposes. Under those provisions, the Company does not pay corporate income taxes. Instead, the stockholders are liable for income taxes on the Company's taxable income as it affects the stockholders' individual income tax returns. The Company has agreed to make distributions to stockholders to meet individual income tax obligations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Inventory:

	2019		2018
Raw materials	$ 140,844	$	178,495
Finished goods	15,922		9,771
	156,766		188,266
Less allowance for obsolescence	(10,000)		(10,000)
	$ 146,766	$	178,266

3. Short-term borrowings:

Effective June 28, 2019, the Company has available a $750,000 bank demand working capital revolving line of credit with interest payable at prime plus 2.5%. Availability on the line is based on eligible accounts receivable and inventory as per agreement. The line is secured by virtually all the Company's assets and guaranteed by the majority stockholder. No amounts were outstanding on the line at December 31, 2019.

4. Long-Term Debt

In late 2015, the Company entered into a convertible promissory note agreement totaling $150,000 with a state sponsored corporation. The promissory note accrued interest at 12% per annum through December 16, 2018. The Company renegotiated the interest rate to 6% per annum beginning December 17, 2018. All unpaid principal and accrued interest are payable on December 16, 2020. The promissory note is secured by substantially all assets of the Company. Accrued interest on these notes totaled $70,753 and $61,753 at December 31, 2019 and 2018, respectively.

The note agreement provides for conversion to shares of stock upon the occurrence of a "qualified financing", as defined in the agreement, at the discretion of the holder. Also, in the event the Company undergoes a "change in control", as defined in the agreement, prior to maturity of the notes, the holder has the option to demand payment of an amount equal to two times the outstanding principal amount plus accrued interest.

In December 2018, the Company entered into several unsecured convertible promissory note agreements totaling $220,000, with interest accruing at 6% per annum. Cash proceeds received totaled $60,000 in 2019 and $160,000 in 2018. The amount received in 2018 includes $25,000 from the majority stockholder of Company. All unpaid principal and accrued interest are payable beginning in December 2020 through March 2021. Accrued interest on these notes totaled $12,363 and $0 at December 31, 2019 and 2018, respectively.

The convertible note purchase agreements provide for conversion to shares of stock in a "qualified financing" as defined in the agreement, if it occurs prior to maturity. These shares will convert at 85% of the cash price paid per share in the qualified financing. In the event the notes remain outstanding on the maturity date, any outstanding principal and accrued interest will automatically convert into common stock of the Company.

The current portion of all convertible debt including accrued interest totaled $442,705 at December 31, 2019. The long-term portion of convertible debt including accrued interest totaled $10,411 and $371,753 at December 31, 2019 and 2018, respectively.

5. Stockholders' Equity:

Effective September 26, 2016, the Company was awarded $500,000 from the "43North" start-up competition located in Buffalo, New York. Under the terms of the award, the Company issued a warrant to 43North to purchase 5% of the outstanding stock of the Company exercisable at $100 over a period of 10 years. The $500,000 was received in 2017 and is classified as additional paid-in capital; 43North has not exercised the warrant as of the date of these financial statements.

6. Leases:

The Company leases office space on a month to month basis. Rent expense totaled $21,650 and $23,465 for the years ended December 31, 2019 and 2018, respectively.

7. Major Customers:

Revenues from three customers approximated 42% and 55% of total revenues for 2019 and 2018, respectively. At December 31, 2019 and 2018, amounts due from these customers included in accounts receivable was $3,400 and $14,700, respectively.

8. Commitments & Contingencies:

The Company is not involved with and does not know of any pending or threatened litigation against the Company or its stockholders.

9. Financial Outlook:

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

As of December 31, 2019, the Company has accumulated losses of $925,741 and its current liabilities exceed current assets by $225,304. The Company has relied on convertible debt financing and the 43North stock warrant (Note 5) to finance operations to date. Management believes recent sales strategies and expected future marketing partnerships will allow the Company to focus its resources on continued market penetration to secure new customers. The Company also has financing available if additional cash is needed for operations.

The Company's ability to continue as a going concern is dependent on its ability to generate revenues and obtain funding to meet its current obligations.